EXHIBIT 99.1

Lombard Medical Completes First Altura® Endovascular Stent Graft Live Case Physician Training Workshop

Event Featured Technical Review and Live Case Presentations

IRVINE, Calif., March 09, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that the first Altura® Endovascular Stent Graft Live Case Physician Training Workshop was completed on March 7, 2016, by Dainis Krievins, MD, PhD, Professor & Department Head of Vascular & Endovascular Surgery at the Pauls Stradins Clinical University Hospital in Riga, Latvia.

Prof. Krievins was one of the first physicians to use the Altura device and has extensive clinical experience in a wide range of AAA anatomies.  The Lombard Altura Live Case Physician Training Workshop is designed to provide real time clinical experience to physicians who are interested in using the Altura stent graft system.  The training workshop includes a full technical review of the device, review of the patient selection criteria and indications for use, and the device implant procedure.  Physician attendees also participated in a case planning exercise that includes patient CT scan analysis, device sizing considerations, and tips and tricks for a successful procedure.  These classroom sessions were followed by the observation of Prof. Krievins doing live AAA repairs using the Altura Endograft System.

“We are pleased to have developed and completed the first Altura live case physician training workshop in Europe and look forward to hosting more training meetings in the future,” said Prof. Krievins.  “We have broad clinical experience with the Altura device with more than 30 implants since 2014 and have incorporated the Altura stent graft in our AAA practice as our go to stent graft for normal AAA anatomy.  We have been impressed with our clinical results and find the device to be one of the most versatile and easiest to use endovascular stent grafts available.”

“The Lombard Altura Live Case Physician Training Workshop is a key initiative for Lombard as we continue to ramp up our Altura commercial launch,” said Lombard CEO Simon Hubbert.  “These live case physician training workshops provide a world class educational experience for our physician customers as they incorporate Altura into their clinical practice.”

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: 949 748 6764